[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

November 19, 2015

VIA EDGAR, EMAIL AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz

Re:	Hubbell Incorporated
Amendment No. 2 to Registration Statement on Form S-4
Filed November 16, 2015
File No. 333-206898
Amendment No. 1 to Schedule 13E-3
Filed November 16, 2015
File No. 005-17643

Dear Ms. Ravitz:

On behalf of our client, Hubbell Incorporated (“Hubbell” or the “Company”), we are providing Hubbell’s responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the letter dated November 17, 2015 (the “Comment Letter”) regarding the above-captioned Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2 to the Registration Statement”) and the above captioned Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1 to the Schedule 13E-3”), each filed by Hubbell on November 16, 2015.

Concurrently with this letter, Hubbell is filing via the EDGAR system amendments to the Registration Statement (“Amendment No. 3 to the Registration Statement”) and the Schedule 13E-3 (“Amendment No. 2 to the Schedule 13E-3”). Supplementally, Hubbell is delivering to the Staff (i) five copies of a version of Amendment No. 3 to the Registration Statement that have been marked by the financial printers to show the changes since the filing of Amendment No. 2 to the Registration Statement on November 16, 2015 and (ii) five copies of a version of Amendment No. 2 to the Schedule 13E-3 that have been marked by the financial printers to show the changes since the filing of Amendment No. 1 to the Schedule 13E-3 on November 16, 2015. Each of the pages referenced in the responses below corresponds to the page numbers in the clean versions of Amendment No. 3 of the Registration Statement. Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 3 to the Registration Statement.

United States Securities and Exchange Commission

November 19, 2015

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Schedule 13E-3

Item 13. Financial Statements, page 7

1.	We note your disclosure on page 58 of your Form S-4 in response to prior comment 2 that you will fund the payment to holders of Class A common Stock in part with $120.7 million of cash. We also note your disclosure on page 32 of your September 30, 2015 Form 10-Q that approximately 29% of your $433.8 million of cash and cash equivalents was held inside the United States. Since the cash payment would appear to use most of your available cash in the United States, please revise to disclose any material effects you expect the reclassification may have on your liquidity.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52 to include a discussion of Company’s available sources of liquidity and the potential impact of the Reclassification on the Company’s liquidity.

Form S-4

Reasons for the Reclassification; Fairness of the Reclassification, page 21

2.	We note your revised disclosure on page 24 in response to prior comment 8. Please remove your reference to the Trustee’s belief at the top of page 24 given your response to prior comment 1.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 24 to remove reference to the Trustee’s belief.

Accounting Treatment, page 50

3.	Please reconcile the last sentence in this section with your pro forma information on pages 58 and 59 reflecting a decrease in your retained earnings for the cash consideration paid to the Class A holders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 50, to reconcile that disclosure with the pro forma financial information on pages 58 and 59.

* * * * *

United States Securities and Exchange Commission

November 19, 2015

Please feel free to contact Joshua R. Cammaker ((212) 403-1331; JRCammaker@wlrk.com) or John L. Robinson ((212) 403-1056; JLRobinson@wlrk.com) with any further comments or questions relating to the foregoing.

Sincerely,

/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:	An-Ping Hsieh, Hubbell Incorporated
John L. Robinson, Wachtell, Lipton, Rosen & Katz

Encl.